# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cable One, Inc., CIK 0001632127
CUSIP: 12685J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 210 E. EARLL DRIVE, PHOENIX, Arizona (AZ), 85012
Date of event which requires filing of this statement: 10/13/2026
Amends the filing with accession number 0000950157-23-000452
Filed by CIK 0001018401
Persons authorized to receive notices and communications: Graham Holdings Company, c/o Nicole M. Maddrey, 1812 North Moore Street, Arlington, Virginia (VA), 22209, (703) 345-6300; Copy to: Nicholas A. Dorsey, Cravath, Swaine & Moore LLP, 375 Ninth Avenue, New York, New York (NY), 10001, (212) 474-1000

## Reporting persons
- Donald E. Graham (CIK 0001018401): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 74,121; shared voting power 316,240; sole dispositive power 74,121; shared dispositive power 316,240; aggregate amount beneficially owned 390,361 (6.88% of the class)
  Comment: Note to row 13: Calculated based on 5,673,925 shares of common stock, par value $0.01 per share, of Cable One, Inc. outstanding as of July 31, 2026

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Cable One, Inc.
Address of issuer's principal executive offices: 210 E. EARLL DRIVE, PHOENIX, Arizona (AZ), 85012
Comment: Explanatory Note: This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share, of Cable One, Inc. The statement on Schedule 13D filed by Donald E. Graham dated July 2, 2015 (as amended as of November 13, 2015, as of December 22, 2017, as of January 18, 2018, as of December 16, 2019 and as of May 8, 2023, the "Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
The description set forth in Item 2(b) and Item 2(c) of the Schedule 13D is hereby amended in its entirety to read as follows:

Mr. Graham's business address is c/o Graham Holdings Company ("GHC"), 1812 North Moore Street, Arlington, VA 22209.
Present principal occupation or employment: Mr. Graham's present principal occupation is Chairman Emeritus of GHC.

## Item 4. Purpose of Transaction
Purpose of transaction:
The second paragraph of Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Mr. Graham currently intends in the near term to make dispositions of some or all of the Common Stock he beneficially owns. Otherwise, Mr. Graham currently has no plans or proposals that relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of the Form of Schedule 13D promulgated under the Act. However, Mr. Graham reserves the right to change his plans at any time, as he may deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) through Item 5(c) of the Schedule 13D is hereby amended in its entirety to read as follows:

Interests of Mr. Graham:

As of October 14, 2026, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 390,361 shares of Common Stock, constituting approximately 6.88% of such shares outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act). Such beneficial ownership was as set forth in paragraphs (a) through (g) below. Except as to the extent of: (A) his shared fiduciary voting and investment power with respect to, and beneficial interest in, the shares held in the trust referred to in paragraph (g) below and (B) his shared fiduciary voting and investment power with respect to the shares held in the trust referred to in paragraph (f) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (f) and (g).

(a) 18,194 shares of Common Stock owned by Mr. Graham, as to which he had sole voting and investment power.

(b) 55,927 shares of Common Stock held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

(c) 93,464 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(d) 96,000 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(e) 67,200 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(f) 4,000 shares of Common Stock held in a trust for the benefit of another. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(g) 55,576 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.
Transactions in the class effected during the past sixty days:
Transactions During the Past Sixty Days:

On October 13, 2026, (i) the trust set forth under (c) above sold 11,683 shares of Common Stock in the open market at a weighted average price of $11.72 per share, (ii) the trust set forth under (e) above sold 19,200 shares of Common Stock in the open market at a weighted average price of $13.02 per share, (iii) the trust set forth under (f) above sold 500 shares of Common Stock in the open market at a weighted average price of $11.72 per share, (iv) the trust set forth under (g) above sold 15,879 shares of Common Stock in the open market at a weighted average price of $13.02 per share and (v) trusts for the benefit of two persons of which Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee, sold 1,044 shares of Common Stock in the open market at a weighted average price of $12.27 per share.

On October 14, 2026, (i) the trust set forth under (c) above sold 11,683 shares of Common Stock in the open market at a weighted average price of $9.44 per share, (ii) the trust set forth under (e) above sold 9,600 shares of Common Stock in the open market at a weighted average price of $9.00 per share, (iii) the trust set forth under (f) above sold 500 shares of Common Stock in the open market at a weighted average price of $9.44 per share and (iv) the trust set forth under (g) above sold 7,940 shares of Common Stock in the open market at a weighted average price of $9.00 per share.

## Signatures
- Donald E. Graham: /s/ Donald E. Graham, Donald E. Graham (10/14/2026)